EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS FIRST QUARTER EARNINGS OF $23 MILLION;
DILUTED EARNINGS PER SHARE OF $0.39

HOUSTON, April 22, 2005 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported first quarter net income of $23.3 million, or $0.39 diluted earnings per share. The company continued to maintain its strong operating performance and cost controls while expanding its regional jet fleet.

The results represent the first quarterly results of operations under the new 2005 rates, which were established with a 10 percent target-operating margin under the company's capacity purchase agreement with Continental Airlines. During the quarter, the company achieved a 13 percent rise in block hours over the same period in the prior year and maintained excellent operations with a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. "Everyone at ExpressJet did a really good job in the first quarter of delivering solid earnings and industry leading reliability," said ExpressJet President and CEO Jim Ream.

FIRST QUARTER REVIEW AND HIGHLIGHTS

Operational Review

First quarter operating revenue increased 3 percent to $375.4 million, versus $364.0 million in the first quarter of 2004. Compared to the same period last year, capacity grew by 14 percent to 2.7 billion available seat miles, with block hours increasing 13 percent to 191,276. Revenue passenger miles were up 27 percent, resulting in a 7.0 points year-over-year increase in load factor to 71.3 percent. The company achieved a 99.9 percent controllable completion factor during the first quarter, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 98.1 percent.

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During first quarter 2005, ExpressJet accepted five deliveries of Embraer's extended-range ERJ-145XR, a 50-seat regional jet capable of flights of 1,500 miles, bringing the company's total operating fleet to 250 jets at March 31, 2005. Additionally during the quarter, ExpressJet announced new service to Montgomery, Alabama and Queretaro, Mexico from Continental's Houston hub at George Bush Intercontinental Airport and Bangor, Maine from Continental's New York hub at Newark Liberty International Airport. ExpressJet also expanded service to Love Field in Dallas and added seasonal service to Albuquerque, New Mexico from Continental's hubs in Houston and Cleveland.

The collective bargaining agreement with the company's flight attendants, represented by the International Association of Machinists and Aerospace Workers ("IAM"), became amendable in December 2004. We are not currently engaged in negotiations with our flight attendants, but expect to resume negotiations when the IAM completes its negotiations with Continental.

Financial Review

ExpressJet's first quarter 2005 operating income reflected a 10.3 percent operating margin, as compared with an operating margin of 13.4 percent for the 2004 first quarter. The 10.3 percent operating margin results reflects the new 2005 rates, which were established with a 10 percent target-operating margin per the company's capacity purchase agreement with Continental. The additional 0.3 percentage points to 10 percent operating margin targeted in the capacity purchase agreement derives mainly from performance incentive payments, offset slightly by other costs excluded from the capacity purchase agreement.

ExpressJet ended the quarter with $241.3 million in cash, cash equivalents and short-term investments, including $6.3 million in restricted cash. During the quarter, the company made an interest-only payment of $0.9 million on its note payable to Continental, as the principal was pre-paid during the quarter ended September 30, 2004. The outstanding balance of the note payable to Continental at quarter end was $98.8 million, with the next scheduled principal payment due on June 30, 2005.

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Capital expenditures for the first quarter of 2005 totaled $2.9 million (net of sales of fixed assets and parts), compared with $4.3 million (net of sales of fixed assets) for the same period in 2004. ExpressJet anticipates capital expenditures of approximately $21.0 million in 2005.

ExpressJet will conduct a telephone briefing to discuss its first quarter results Monday, April 25 at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of this briefing will be available online at www.expressjet.com - investor relations.

CORPORATE BACKGROUND

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 150 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,800 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

The statements in this document that refer to plans and expectations, including capital expenditures, for 2005 are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect the company's actual results, and variances from current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact the company's revenues, operating results and capacity include, but are not limited to: its dependence on the capacity purchase agreement with Continental; its dependence on Continental's financial and operational stability; its aircraft and facility leases with Continental; its ability to implement our growth strategy; certain tax matters; deliveries of additional aircraft; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect its actual results are described in filings with the Securities and Exchange Commission, including its 2004 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended March 31,		Increase/ (Decrease)
	2005	**2004**	
Operating Revenue	$ 375,401	$ 364,034	3.1%
Operating Expenses:			
Wages, salaries and related costs	84,472	79,189	6.7%
Aircraft rentals	74,325	67,611	9.9%
Aircraft fuel and related taxes	48,549	43,152	12.5%
Maintenance, materials and repairs	43,325	38,052	13.9%
Ground handling	23,750	24,515	(3.1%)
Other rentals and landing fees	24,469	20,491	19.4%
Outside services	8,374	10,039	(16.6%)
Depreciation and amortization	5,937	5,762	3.0%
Aircraft related and other insurance	2,072	2,429	(14.7%)
Other operating expenses	21,343	24,171	(11.7%)
	336,616	315,411	6.7%
Operating Income	38,785	48,623	(20.2%)
Nonoperating Income (Expense):			
Interest expense	(2,859)	(3,036)	(5.8%)
Interest income	1,482	643	n/m
Capitalized interest	176	119	47.9%
Other, net	39	123	(68.3%)
	(1,162)	(2,151)	(46.0%)
Income before Income Taxes and Dividends	37,623	46,472	(19.0%)
Income Tax Expense	14,344	17,752	(19.2%)
Net Income	23,279	28,720	(18.9%)
Basic EPS	$ 0.43	$ 0.53	(18.9%)
Diluted EPS	$ 0.39	$ 0.48	(18.8%)
Operating Margin	10.3%	13.4%	(3.1 pts)
Basic Shares Used for EPS Calculation	54,284	54,197	0.2%
Diluted Shares Used for EPS Calculation	61,863	61,783	0.1%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS

	Three Months Ended March 31,		Increase/
	2005	**2004**	**(Decrease)**
Revenue passenger miles (RPM) (millions)	1,953	1,542	26.7%
Available seat miles (ASM) (millions)	2,740	2,400	14.2%
Passenger load factor	71.3%	64.3%	7.0pts
Block hours	191,276	169,101	13.1%
Departures	103,638	95,301	8.7%
Operating cost per available seat mile (cents)	12.28	13.14	(6.5%)
Operating cost per block hour (dollars)	1,760	1,865	(5.6%)
Average fuel cost per available seat mile (cents)	1.77	1.80	(1.7%)
Average price per gallon of fuel (cents)	71.20	71.20	-%
Fuel gallons consumed (millions)	68.2	60.6	12.5%
Average length of aircraft flight (miles)	542	516	5.0%
Actual aircraft in fleet at end of period	250	229	9.2%
Average daily utilization of each aircraft	8 hrs 36 min	8 hrs 14 min	4.5%
Controllable completion factor	99.9%	99.8%	0.1pts
Completion factor	98.1%	98.6%	(0.5pts)

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STATISTICAL INFORMATION

	Three Months Ended March 31,		Increase/ (Decrease)
PERFORMANCE MEASURES:	**2005**	**2004**	
Operating margin per the capacity purchase agreement (CPA) [1]	10.0%	11.5%	(1.5pts)
Adjustments:			
Add: excluded labor [2]	-%	1.6%	(1.6pts)
Add: other costs excluded from the CPA	(0.2%)	(0.6%)	0.4pts
Add: Incentives [3] and other revenues excluded from CPA	0.5%	0.9%	(0.4pts)
Actual operating margin as reported	10.3%	13.4%	(3.1pts)

(1) Under the capacity purchase agreement, the operating margin as defined for 2004 was to be between 8.5% and 11.5% each quarter, but excluded the effect of any unanticipated changes in most of the labor costs, performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. Following the 2005 rate resetting, this margin cap is now set at 10.0% effective January 1, 2005, including unanticipated changes in all of the labor costs, to the extent the results do not drive the margin below the margin floor (8.5%). We will continue to receive incentive payments (see [3] below), which can bring our operating margin above 10%

(2) Excluded labor impact on operating margin is only related to the operating margin pursuant to the capacity purchase agreement for the 2004 calculation

(3) The performance incentive payments were made to us primarily due to our high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.9% and 99.8% for the three months ended March 31, 2005 and 2004, respectively, as compared to our historical benchmark controllable completion factor of 99.2% and 98.6% for the corresponding periods. As part of the 2005 rate resetting, we are only required to pay Continental a penalty for controllable completion factors below 99.5% instead of using our rapidly rising historical benchmark, which is expected to exceed 99.5% by 2006

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